ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2013 RESULTS

2013 Guidance Achieved and Annualized Dividend Rate Increases by 5% to $1.83 Per Share;

Wireless Adjusted Operating Profit Margin Expanded to 41.7% and Postpaid Churn Declined to 1.34%

While Move to Simplified Customer Friendly Price Plans Reduced Network Revenue by 2%;

Cable Adjusted Operating Profit Margin Grew to 49.7% with Service Revenue Growth of 2% and

Sequentially Fewer TV Subscriber Losses;

Media Delivered Continued Top Line Growth While Significantly Increased Hockey Broadcasts in

Current Quarter Impacted Profit Growth Rates

TORONTO (February 12, 2014) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the fourth quarter ended December 31, 2013, prepared in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights from Continuing Operations

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg

Operating revenue	$ 3,243	$ 3,261	(1)	$ 12,706	$ 12,486	2
As adjusted [1] :
Operating profit [1]	1,167	1,176	(1)	4,993	4,834	3
Net income [1]	357	448	(20)	1,769	1,781	(1)
Diluted earnings per share [1]	0.69	0.86	(20)	3.42	3.41	-

Pre-tax free cash flow [1]	279	296	(6)	2,044	2,029	1

Operating income [2]	617	576	7	2,926	2,766	6
Net income	320	522	(39)	1,669	1,725	(3)
Diluted earnings per share	0.62	1.01	(39)	3.22	3.30	(2)
Cash provided by operating activities	1,072	668	60	3,990	3,421	17

[1]

Adjusted amounts and pre-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.

“Our fourth quarter results largely reflect the continued impact of new customer-friendly wireless roaming and simplified sharing plans we put in place several quarters ago which have been dilutive to our revenue growth rate” said Anthony Staffieri, Executive Vice President and Chief Financial Officer. “However, we delivered continued top-line growth in Cable, Media and Business Solutions. Our discipline around costs allowed us to further expand margins and meet all of our financial guidance commitments for 2013, while the 5% dividend increase we announced this morning reflects our confidence in the ability to grow cash flows over the longer term.”

“While I’ve only been on the job a short while I believe we have a unique opportunity to move the business forward in ways that will be very rewarding for our customers, our shareholders and our employees,” said Guy Laurence, President & Chief Executive Officer. “The foundation of the company is strong and we continue to generate healthy margins and cash flow, but our rate of growth has slowed. Currently, I’m criss-crossing the country listening to all of our key stakeholders to hear their feedback and to develop a detailed plan that will build on our legacy and grow shareholder value for many years to come. I know we can do better and this is a key focus for me and the management team.”

Rogers Communications Inc.	1	Fourth Quarter 2013

Quarterly Highlights

Operating revenue in-line with 2012

—

Consolidated operating revenue was down 1% this quarter compared to the same quarter last year, reflecting a 2% decline in Wireless network revenue as well as lower equipment sales, offset by growth in Cable (2%), Business Solutions (11%), and Media (4%). The decline in Wireless is mainly related to the introduction of lower priced roaming plans and pricing changes associated with our new simplified plans that provided additional customer value. The modest slowing of Cable revenue growth reflects television subscriber losses offset by continued growth in Internet.

—	Wireless activated and upgraded 790,000 smartphones, of which approximately 29% represented new subscribers. Customers with smartphones now represent 75% of Wireless postpaid subscribers.

Focus on cost efficiency drove strong margins

—

Consolidated adjusted operating profit was 1% lower than the same quarter last year because the increases in Wireless (1%), Cable (3%), and Business Solutions (7%) were offset by a 35% decrease in Media. Media’s results were impacted this quarter by the incremental costs associated with broadcasting significantly more hockey games compared to last year. Excluding this impact, Media adjusted operating profit would have been 22% higher than the same quarter last year, and consolidated adjusted operating profit would have been 2% higher.

—

Consolidated adjusted operating profit margin was 36.0% this quarter, consistent with the same quarter of last year, because of strong adjusted operating profit margins at Wireless (41.7%) given lower total hardware subsidies and cost efficiencies and Cable (49.7%) due to shift to higher margin products.

—	Consolidated operating income was 7% higher primarily because 2012 operating income included an $80 million impairment charge in the Media segment.

—

Adjusted net income was 20% lower than the same quarter last year mostly due to higher depreciation and amortization expenses, finance costs and income tax expense and the hockey broadcast impact discussed above. Net income and diluted earnings per share were 39% lower than the same quarter last year. In addition to the items noted above, 2012 net income benefitted from a $233 million gain we recognized on Inukshuk spectrum licenses.

Enhance our leading networks to monetize rapid data growth

—

Business Solutions announced it is expanding its hosting business in Western Canada through a newly expanded data centre in Edmonton and a new Western Canada flagship data centre in Calgary, following its acquisition of Pivot Data Centres in early October 2013.

—	Rogers was named both the fastest broadband Internet service provider and the fastest wireless network in Canada in October 2013 by PCMag.com, a leading US based technology website.

—

The M2M World Alliance, an organization comprised of eight leading international mobile operators including Rogers, demonstrated a single global SIM card which makes it easier to deploy connected devices in multiple countries and drive further growth for our machine-to-machine business.

Enrich the customer experience

—

Rogers First Rewards, a new loyalty program allowing customers to earn points on their eligible purchases and redeem them online for a wide selection of Rogers products and services, was rolled out to the Greater Toronto Area, Ottawa, Kingston, Sudbury and other cities throughout Ontario.

—

New monthly wireless US Travel Packs were launched making the customer roaming experience even easier and more affordable with simple packs and more certain costs. Valid for up to one month, these new travel packs support customers travelling to the US for longer periods of time or who want a combination of voice, data and text.

—

Our TV experience was significantly enriched with the launch of our Recommendations App for Nextbox giving customers access to personalized live, rental, on-demand and previously recorded program recommendations displayed on their TV screens. A Canadian cable industry first, the app recommends similar programs based on what customers are viewing, helping Canadians to explore and uncover more programming that appeals to their individual tastes.

Rogers Communications Inc.	2	Fourth Quarter 2013

—

Suretap wallet, the first mobile wallet from a wireless carrier in Canada, was introduced on select NFC-enabled smartphones. This launch leverages various strategic relationships within the mobile payment industry to support innovation and drive adoption of mobile payments technology across Canada.

—

Rogers Alerts, a new location-based mobile solution was launched. This allows our wireless customers to access personalized, location-based offers from popular local and national retailers on their smartphones.

Accelerated sports and other content

—

Exclusive NHL 12-year licencing agreement to broadcast national NHL games beginning with the 2014-2015 season was signed. The agreement grants Rogers the exclusive distribution of all national regular season and playoff games within Canada, in multiple languages, across all platforms. At the same time, we executed separate agreements to sublicense certain of these broadcasting rights to TVA Sports and CBC.

—

Next Issue Canada, an innovative digital subscription magazine service that provides consumers with exclusive and unlimited access to a catalogue of more than 100 premium Canadian and US titles was launched. Next Issue Canada delivers access to our leading publishing brands alongside many of the most popular US magazine titles.

—

MLB Network, a 24-hour network dedicated exclusively to baseball, was launched on Rogers digital television marking the first time this network is available in Canada. MLB Network’s year-round programming features live games, news, highlights, and the game’s top analysts. At the same time, Rogers Sportsnet announced an eight-year multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress regular season and playoff baseball games and highlights within Canada.

Balance sheet and available liquidity remained strong with continued healthy cash flow generation

—	Generated $279 million of consolidated quarterly pre-tax free cash flow which is 6% less than the same quarter last year.

—	Cash provided by operating activities was 60% higher than the same quarter last year mainly because of the timing of cash income taxes and changes in non-cash net working capital.

—

Issued US$1.5 billion of senior unsecured notes at some of the lowest coupon rates for Rogers corporate debt, consisting of US$850 million of 4.10% senior notes due 2023 and US$650 million of 5.45% Senior Notes due 2043, both of which have been fully hedged against fluctuations in foreign exchange rates, further supplementing our liquidity position.

—

Ended the quarter with an aggregate of $4.5 billion of available liquidity, including $2.3 billion cash on hand, $2.0 billion available under our bank credit facility and $0.2 billion available under our $0.9 billion accounts receivable securitization program.

Cash returned to shareholders set to grow further with announcement of dividend increase

—	Returned 10% more cash to shareholders this quarter compared to the fourth quarter of 2012 in the form of higher dividends.

—

In February 2014, the Board of Directors (the Board) approved an increase of 5% in the annualized dividend rate from $1.74 to $1.83 per share, effective immediately, to be paid in quarterly amounts of $0.4575 per share.

Previously announced CEO succession completed

—

Guy Laurence joined Rogers as our President and Chief Executive Officer, succeeding Nadir Mohamed who retired from Rogers in December 2013. Mr. Laurence brings 30 years of global experience in the telecommunications and media industries.

Rogers Communications Inc.	3	Fourth Quarter 2013

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, adjusted net debt, pre-tax free cash flow and after-tax free cash flow. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

This earnings release contains important information about our business and our performance in the fourth quarter of 2013.

This earnings release should be read in conjunction with our 2012 annual MD&A and our 2012 Audited Annual Consolidated Financial Statements and Notes thereto, our 2013 Quarterly Interim Financial Statements and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov.

The financial information presented is in accordance with IFRS for interim financial statements and all amounts are in Canadian dollars unless otherwise stated. Information is current as of February 11, 2014 and was reviewed by our Board of Directors. This earnings release includes forward-looking statements and assumptions. Please see “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

Four business segments

We report our results of operations in four segments

Wireless	Wireless telecommunications operations for consumers and businesses

Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses

Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are carried out through Rogers Communications Partnership, and our other wholly owned subsidiaries. Media is carried out by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

Where to find it	Page

Consolidated Financial Results	5	Additional GAAP Measures	26
Results of our Business Segments	9	Non-GAAP Measures	26
Consolidated Net Income Analysis	16	Other Information	29
Managing our Liquidity and Financial Resources	20	About Forward-Looking Information	35
Financial Condition	22	About Rogers Communications Inc.	36
Financial Risk Management	23	Quarterly Investment Community Teleconference	36
Key Performance Indicators	24	For More Information	36

Rogers Communications Inc.	4	Fourth Quarter 2013

Consolidated Financial Results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg

Operating revenue
Wireless	$ 1,851	$ 1,920	(4)	$ 7,270	$ 7,280	-
Cable	871	852	2	3,475	3,358	3
Business Solutions	98	88	11	374	351	7
Media	453	434	4	1,704	1,620	5
Corporate items and intercompany eliminations	(30)	(33)	(9)	(117)	(123)	(5)

Operating revenue	3,243	3,261	(1)	12,706	12,486	2

Adjusted operating profit
Wireless	696	687	1	3,157	3,063	3
Cable	433	421	3	1,718	1,605	7
Business Solutions	29	27	7	106	89	19
Media	49	75	(35)	161	190	(15)
Corporate items and intercompany eliminations	(40)	(34)	18	(149)	(113)	32

Adjusted operating profit [1]	1,167	1,176	(1)	4,993	4,834	3

Adjusted operating profit margin	36.0%	36.1%		39.3%	38.7%

Operating income [2]	617	576	7	2,926	2,766	6

Net income from continuing operations	320	522	(39)	1,669	1,725	(3)
Diluted earnings per share - continuing operations	0.62	1.01	(39)	3.22	3.30	(2)

Net income	320	522	(39)	1,669	1,693	(1)
Diluted earnings per share	0.62	1.01	(39)	3.22	3.24	(1)

Adjusted net income [1]	357	448	(20)	1,769	1,781	(1)
Adjusted diluted earnings per share [1]	0.69	0.86	(20)	3.42	3.41	-

Additions to property, plant and equipment	$ 703	$ 707	(1)	$ 2,240	$ 2,142	5

Pre-tax free cash flow [1]	279	296	(6)	2,044	2,029	1
After-tax free cash flow [1]	109	39	179	1,548	1,649	(6)
Cash provided by operating activities	1,072	668	60	3,990	3,421	17

[1]

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be comparable to similar measures presented by other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.

Rogers Communications Inc.	5	Fourth Quarter 2013

Key Changes in Financial Results from 2012

	Three months ended	Twelve months ended	see page
(In millions of dollars)	December 31	December 31

Operating revenue changes - higher (lower):
Network revenue – Wireless	$(42)	$29	9
Equipment sales – Wireless	(27)	(39)	10
Cable	19	117	11
Business Solutions	10	23	13
Media	19	84	14
Corporate items and intercompany eliminations	3	6

(Lower) higher operating revenue compared to 2012	(18)	220

Adjusted operating profit changes - higher (lower):
Wireless	9	94	9
Cable	12	113	12
Business Solutions	2	17	13
Media	(26)	(29)	14
Corporate items and intercompany eliminations	(6)	(36)

(Lower) higher adjusted operating profit[1] compared to 2012	(9)	159

Lower (higher) stock-based compensation expense	39	(7)	16
(Higher) lower restructuring, acquisition and other expenses	(14)	7	16
Higher depreciation and amortization	(55)	(79)	16
Impairment recognized in 2012	80	80	17

Higher operating income[2] compared to 2012	41	160

Higher finance costs	(13)	(71)	17
Gain on sale of interest in TVtropolis	-	47
Gain on Inukshuk spectrum distribution in 2012	(233)	(233)	17
Other	6	17
Lower (higher) income taxes	(3)	24	17

Change in net income from continuing operations from 2012	(202)	(56)	16
Loss from discontinued operations in 2012	-	32

Change in net income compared to 2012	(202)	(24)	16

[1]	Adjusted operating profit is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.
[2]	As defined. See “Additional GAAP Measures”.

Operating revenue

Wireless network revenue was lower this quarter compared to the same period last year, mainly because of the recent introduction of lower priced roaming plans and pricing changes made over the past year primarily associated with our new simplified plans.

Cable operating revenue was higher this quarter compared to the same period last year, mainly because of Internet growth and the acquisition of Mountain Cable, partially offset by a decline in television revenue associated with competitive TV subscriber losses.

Business Solutions operating revenue was higher this quarter compared to the same period last year, mainly because we completed the acquisitions of Blackiron and Pivot Data Centres earlier this year, combined with the continuing growth in on-net and next-generation services.

Media operating revenue was higher this quarter compared to the same period last year, mainly because of revenue growth at Sportsnet and higher sales at The Shopping Channel.

Adjusted operating profit

Wireless adjusted operating profit was higher this quarter compared to the same period last year, mainly because of cost management and productivity initiatives implemented across various areas, including cost of equipment, offset by reduced network revenue described above.

Cable adjusted operating profit was higher this quarter compared to the same period last year, because of the continued shift in our product mix towards higher margin Internet and phone products.

Rogers Communications Inc.	6	Fourth Quarter 2013

Media’s adjusted operating profit was lower this quarter compared to the same period last year. The increase in Media’s operating revenue this year was more than offset by the combined impacts of the the lower number of games broadcast in the fourth quarter of 2012 resulting from the NHL lockout compared with having to broadcast more NHL hockey games in the fourth quarter of 2013 because of the compressed 2013-2014 schedule associated with the upcoming winter Olympics. Excluding the impact of these items, Media’s consolidated adjusted operating profit would have increased by 22%.

Operating income and net income

Operating income was higher than the same quarter last year mainly because stock-based compensation expense was lower and we realized an $80 million impairment charge in 2012. This was partially offset by higher depreciation and amortization, restructuring, acquisition and other expenses.

Net income this quarter was lower than the same quarter last year because of the changes in revenue, adjusted operating profit and operating income. Also in 2012 we realized a $233 million gain on spectrum licenses that Inukshuk sold to our non-related venture partner as well as the related income tax benefits we recorded that quarter.

2013 Achievements Against Full Year Guidance

The following table outlines guidance ranges, actual results and achievements for the selected full year 2013 financial metrics.

	2013			2013
(In millions of dollars)	Guidance			Actual	Achievement

Consolidated Guidance
Adjusted operating profit [1]	$ 4,865	to	$ 5,050	$ 4,993	✓
Additions to property, plant and equipment [2]	2,150	to	2,250	2,240	✓
Pre-tax free cash flow [1]	2,030	to	2,090	2,044	✓
Cash income taxes[3]	650	to	700	496	¶

Achieved ✓ Exceeded ¶

[1]

Adjusted operating profit and pre-tax free cash flow are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Media, Business Solutions, and Corporate segments.
[3]	In the third quarter of 2013, we reduced our guidance for cash income taxes to be approximately $500 million to reflect the results of a number of tax planning initiatives.

Rogers Communications Inc.	7	Fourth Quarter 2013

2014 Full Year Consolidated Guidance

The following table outlines guidance ranges for selected full year 2014 consolidated financial metrics, which takes into consideration our current outlook and our actual results for 2013 and are based on a number of assumptions, including those noted after the table. Information about our guidance including the assumptions underlying our guidance is forward-looking and should be read in conjunction with “About Forward-Looking Information” and the related disclosure and information about various economic, competitive and regulatory assumptions, factors and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Full Year 2014 Guidance	2013	2014
(In millions of dollars)	Actual	Guidance

Consolidated Guidance
Adjusted operating profit [1]	$4,993	$5,000	to	$5,150
Additions to property, plant and equipment [2]	2,240	2,275	to	2,375
After-tax free cash flow [1]	1,548	1,425	to	1,500

[1]

Adjusted operating profit and after-tax free cash flow are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

Includes additions to property, plant and equipment expenditures for Wireless, Cable, Media, Business Solutions, and Corporate segments and excludes purchases of spectrum licenses, such as, but not limited to, the cost of 700MHz spectrum from a planned national auction in the first half of 2014.

Key underlying assumptions

Our 2014 guidance ranges above are based on many assumptions, including but not limited to the following material assumptions:

(1)	Growth in Wireless network revenue to between $6,750 million to $6,910 million and adjusted operating profit to between $3,175 million to $3,300 million.
(2)	Growth in Cable revenue to between $3,540 million to $3,640 million and adjusted operating profit to between $1,720 million to $1,770 million.
(3)	Growth in Business Solutions revenue to between $375 million to $395 million and adjusted operating profit to between $110 million to $125 million.
(4)	Growth in Media revenue to between $1,900 million to $1,960 million and adjusted operating profit to between $165 million to $190 million.
(5)	Continued intense competition in all segments in which we operate.
(6)	Substantially all US-dollar-denominated expenditures have been hedged at an exchange rate of $1.0262/US $1.
(7)	No significant additional regulatory developments, shifts in economic conditions or macro changes in the competitive environment affecting our business activities.

Rogers Communications Inc.	8	Fourth Quarter 2013

Results of our Business Segments

WIRELESS

Financial results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except percentages)	2013	2012	% Chg	2013	2012	% Chg

Operating revenue
Network revenue	$ 1,669	$ 1,711	(2)	$ 6,748	$ 6,719	-
Equipment sales	182	209	(13)	522	561	(7)

Operating revenue - Wireless	1,851	1,920	(4)	7,270	7,280	-

Operating expenses
Cost of equipment [1]	(487)	(558)	(13)	(1,535)	(1,585)	(3)
Other operating expenses	(668)	(675)	(1)	(2,578)	(2,632)	(2)

	(1,155)	(1,233)	(6)	(4,113)	(4,217)	(2)

Adjusted operating profit - Wireless	$ 696	$ 687	1	$ 3,157	$ 3,063	3

Adjusted operating profit margin as % of network revenue	41.7%	40.2%		46.8%	45.6%

Additions to property, plant and equipment	$ 243	$ 386	(37)	$ 865	$ 1,123	(23)

Data revenue included in network revenue	$ 825	$ 727	13	$ 3,175	$ 2,722	17

Data revenue as % of network revenue	49%	42%		47%	41%

[1]Includes the cost of equipment sales and direct channel subsidies. Subscriber results [1,2]

(Subscriber statistics in thousands,	Three months ended December 31			Twelve months ended December 31

except ARPU and churn)	2013	2012	Chg	2013	2012	Chg

Postpaid
Gross additions	357	387	(30)	1,409	1,457	(48)
Net additions	34	58	(24)	228	268	(40)
Total postpaid subscribers	8,074	7,846	228	8,074	7,846	228
Monthly churn	1.34%	1.40%	(0.06) pts	1.24%	1.29%	(0.05) pts
Monthly average revenue per user (ARPU)	$ 66.34	$ 69.75	$ (3.41)	$ 67.76	$ 69.30	$ (1.54)

Prepaid
Gross additions	120	131	(11)	525	627	(102)
Net losses	(29)	(53)	24	(162)	(170)	8
Total prepaid subscribers	1,429	1,591	(162)	1,429	1,591	(162)
Monthly churn	3.41%	3.77%	(0.36) pts	3.85%	3.98%	(0.13) pts
ARPU	$ 15.49	$ 15.83	$ (0.34)	$ 15.64	$ 15.84	$ (0.20)

Blended ARPU	$ 58.59	$ 60.48	$ (1.89)	$ 59.58	$ 59.79	$ (0.21)
Data ARPU	28.95	25.72	3.23	28.03	24.22	3.81
Voice ARPU	29.64	34.76	(5.12)	31.55	35.57	(4.02)

1Does not include subscribers from our wireless home phone product.

2ARPU, subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.

Lower network revenue this quarter due to the adoption of lower priced roaming plans

Network revenue was down this quarter compared to last year, the net result of

—	our introduction earlier this year of new lower priced US and international roaming plans and rates which offer consumers more value
—

the continued adoption of customer friendly simplified plans, which often bundle in certain features like voicemail, caller ID and domestic long distance that we have charged separately for in the past

—	partially offset by higher data revenue related to an increase in postpaid subscriber levels and higher usage of wireless data services.

Rogers Communications Inc.	9	Fourth Quarter 2013

Data revenue was 13% higher this quarter than the same period last year, mainly because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail, wireless, Internet access, text messaging and other wireless data services. Data revenue represented approximately 49% of total network revenue this quarter, compared to approximately 42% in the same period last year.

Postpaid churn was 1.34% this quarter, compared to 1.40% for the same period last year. We believe the lower churn rate is partly attributable to the new simplified plans and roaming plans we introduced.

Gross postpaid subscriber additions were 357,000 this quarter, or 8% lower than the same period last year, which reduced net postpaid subscriber additions to 34,000, despite lower postpaid churn. The industry transition from three year to two year plans may have slowed overall wireless subscriber growth during the past two quarters, as a result of the recent adoption of the Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code.

We activated and upgraded approximately 790,000 smartphones this quarter, compared to approximately 940,000 in the same period last year. The decrease was mainly because there was an 18% reduction in hardware upgrades by existing subscribers this quarter, which we also believe is at least partly due to the move from three to two year contacts and the associated pricing changes.

The percentage of subscribers with smartphones increased this quarter to 75% of our total postpaid subscriber base, compared to 69% last year. Smartphone subscribers typically generate significantly higher ARPU and are less likely to churn.

Blended ARPU was down 3% this quarter compared to the same period last year because the voice component declined at a faster rate than the increase in the data component.

Lower equipment sales

Revenue from equipment sales was lower this quarter, mainly because fewer existing subscribers upgraded their devices and there were fewer gross activations.

Lower operating expenses

The cost of equipment was 13% lower this quarter compared to the same period last year mainly because fewer existing subscribers upgraded their hardware and there were fewer gross activations, as discussed above.

Total customer retention spending (including subsidies on handset upgrades) was $292 million this quarter compared to $320 million in the same period last year. The reduction was mainly because fewer existing subscribers upgraded their hardware, as discussed above.

Other operating expenses (excluding retention spending) was down by 2% this quarter due to a continued focus on cost productivity initiatives we are implementing across various functions.

Higher adjusted operating profit

Adjusted operating profit was 1% higher this quarter compared to the same period last year because of:

—	continued growth of wireless data
—	our improvements in cost management and efficiency, and
—	lower volumes of hardware sales and upgrades, partially offset by the decrease in network revenue.

Rogers Communications Inc.	10	Fourth Quarter 2013

CABLE

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except percentages)	2013[1]	2012	% Chg	2013[1]	2012	% Chg

Operating revenue
Television	$ 442	$ 462	(4)	$ 1,809	$ 1,868	(3)
Internet	301	263	14	1,159	998	16
Phone	125	122	2	498	477	4
Service revenue	868	847	2	3,466	3,343	4
Equipment sales	3	5	(40)	9	15	(40)
Operating revenue - Cable	871	852	2	3,475	3,358	3

Operating expenses
Cost of equipment	(2)	(6)	(67)	(6)	(20)	(70)
Other operating expenses	(436)	(425)	3	(1,751)	(1,733)	1
	(438)	(431)	2	(1,757)	(1,753)	-
Adjusted operating profit - Cable	$ 433	$ 421	3	$ 1,718	$ 1,605	7

Adjusted operating profit margin	49.7%	49.4%		49.4%	47.8%

Additions to property, plant and equipment	$ 358	$ 259	38	$ 1,105	$ 832	33
[1]Results of operations include Mountain Cable’s operating results as of May 1, 2013 (the date of acquisition).
Subscriber results [1]
	Three months ended December 31			Twelve months ended December 31
(Subscriber statistics in thousands)	2013	2012	Chg	2013	2012	Chg

Cable homes passed	3,978	3,810	168	3,978	3,810	168

Television
Net losses	(28)	(25)	(3)	(127)	(83)	(44)
Total television subscribers [2]	2,127	2,214	(87)	2,127	2,214	(87)

Internet
Net additions	13	22	(9)	63	73	(10)
Total Internet subscribers [2]	1,961	1,864	97	1,961	1,864	97

Phone
Net additions	5	10	(5)	42	23	19
Total phone subscribers [2]	1,153	1,074	79	1,153	1,074	79

Total service units [2,3]
Net additions (losses)	(10)	7	(17)	(22)	13	(35)
Total service units	5,241	5,152	89	5,241	5,152	89

1Subscriber count is a key performance indicator. See “Key Performance Indicators”.

2On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2013. The acquisition also increased homes passed by 59,000.

3Includes television, Internet and phone subscribers.

Operating revenue

Overall cable revenue grew at a 2% rate this quarter compared to the same period last year, the net result of:

—	continued growth in subscribers for our Internet and phone products
—	the May 2013 acquisition of Mountain Cable
—	partially offset by television subscriber losses.

Rogers Communications Inc.	11	Fourth Quarter 2013

Lower television revenue

Revenue from television was down this quarter as a result of:

—	the year-over-year decline in television subscribers
—	the impact of promotional and retention pricing activity associated with heightened pay TV competition from IPTV offerings
—	partially offset by pricing increases during the year and the acquisition of Mountain Cable.

The digital cable subscriber base represented 84% of our total television subscriber base at the end of the quarter, compared to 80% at the end of 2012. We believe that the larger selection of digital content, video on-demand, HDTV and PVR equipment, combined with the ongoing analog to digital conversion initiative, continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Higher Internet revenue and growing subscriber base

Internet revenue was 14% higher this quarter compared to last year as a net result of a larger Internet subscriber base, general movement to higher end speed and usage tiers and changes in Internet service pricing.

Our Internet customer base is approximately 2.0 million subscribers, and Internet penetration represents:

—	92% of our television subscribers, compared to 84% at December 31, 2012
—	49% of the homes passed by our cable network; same as at December 31, 2012.

Higher Cable telephony revenue and growing subscriber base

Phone revenue was 2% higher this quarter compared to last year. This was the net result of:

—	higher phone subscriber base
—	partially offset by higher promotional pricing activity.

There were 7% more phone subscribers this quarter compared last year. They represent:

—	54% of our television subscribers, compared to 49% last year.
—	29% of the homes passed by our cable network compared to 28% last year.

Higher operating expenses

Operating expenses were 2% higher this quarter compared to last year mainly due to:

—	operating expenses generated by Mountain Cable which we acquired earlier this year
—	higher investments in customer care and network
—	partially offset by the cost efficiency initiatives.

Higher adjusted operating profit

Adjusted operating profit was 3% higher this quarter compared to the same period last year, mainly the net result of higher service revenue, partially offset by higher operating expenses. The increase in the adjusted operating profit margin reflects a continued shift in product mix to the higher margin Internet and phone products combined with efficiency gains.

Rogers Communications Inc.	12	Fourth Quarter 2013

BUSINESS SOLUTIONS

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except percentages)	2013 [1]	2012	% Chg	2013 [1]	2012	% Chg

Operating revenue
Next generation	$ 63	$ 43	47	$ 213	$ 162	31
Legacy	34	43	(21)	149	183	(19)
Service revenue	97	86	13	362	345	5
Equipment sales	1	2	(50)	12	6	100
Operating revenue - Business Solutions	98	88	11	374	351	7

Operating expenses	(69)	(61)	13	(268)	(262)	2
Adjusted operating profit - Business Solutions	$ 29	$ 27	7	$ 106	$ 89	19

Adjusted operating profit margin	29.6%	30.7%		28.3%	25.4%

Additions to property, plant and equipment	$ 41	$ 16	156	$ 107	$ 61	75

1 Results of operations include Blackiron’s operating results as of April 17, 2013 and Pivot Data Centres as of October 1, 2013 (the dates of acquisition).

Business Solutions continues to focus mainly on next generation IP-based services, and on leveraging higher margin on-net and near-net service revenue opportunities, using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier markets. Next generation services now represent 65% of total service revenue. Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased rather than owned.

Following our recent data centre business acquisitions, Business Solutions is now also focused on data centre colocation, hosting, cloud and disaster recovery services.

Higher operating revenue

Operating revenue was 11% higher this quarter compared to the same period last year, the net result of:

—	growth from the acquisitions of Blackiron and Pivot Data Centres earlier this year
—	continuing execution of our plan to grow higher margin on-net and next-gen IP-based services revenue
—	partially offset by the continuing decline in the legacy voice and data business, a trend we expect to continue as customers move to faster and more reliable IP services.

Higher operating expenses

Operating expenses were higher this quarter compared to the same period last year, the net result of:

—	incremental expenses related to our data centre acquisitions
—	partially offset by lower legacy service-related costs related to lower volumes and customer levels, as expected, and ongoing initiatives to improve costs and productivity.

Higher adjusted operating profit

Adjusted operating profit was 7% higher this quarter compared to the same period last year, because of the contribution of the new data centres, the ongoing growth in higher margin on-net and next-gen business, and cost efficiencies.

Acquisitions

We acquired Pivot Data Centres on October 1, 2013 for $158 million. This, combined with our acquisition of Blackiron earlier this year, positions Business Solutions as a Canadian leader in data centre colocation, cloud and hosting services. Excluding these acquisitions, both revenue and adjusted operating profit would have decreased by 8% compared to the same period last year, instead of increasing 11% and 7%, respectively, as reported.

Rogers Communications Inc.	13	Fourth Quarter 2013

MEDIA

Financial results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except percentages)	2013 [1]	2012	% Chg	2013 [1]	2012	% Chg

Operating revenue - Media	$ 453	$ 434	4	$ 1,704	$ 1,620	5

Operating expenses	(404)	(359)	13	(1,543)	(1,430)	8
Adjusted operating profit - Media	$ 49	$ 75	(35)	$ 161	$ 190	(15)

Adjusted operating profit margin	10.8%	17.3%		9.4%	11.7%

Additions to property, plant and equipment	$ 34	$ 23	48	$ 79	$ 55	44

1 Results of operations include the Score’s operating results as of April 30, 2013 (the date of acquisition).

Higher operating revenue

Operating revenue was 4% higher this quarter compared to the same period last year, mainly because of:

—	higher subscription and advertising revenue generated by the Sportsnet properties, including the increase resulting from our acquisition of the Score earlier in the year
—

higher advertising revenue of $20 million resulting from timing of NHL hockey games. The fourth quarter of last year was lower than normal due to the NHL player lockout which resulted in no NHL games being aired and this quarter was higher than normal due in part to the compressed NHL schedule in advance of the upcoming winter Olympics

—	higher sales at The Shopping Channel
—	partially offset by declines at Television due to a continued soft advertising market.

Higher operating expenses

The increase in operating expenses was mainly the result of higher programming costs at Sportsnet, higher merchandise spending at The Shopping Channel and costs associated with our launch of Next Issue Canada.

The higher programming costs this quarter are a combination of the lower costs in 2012 because of the NHL player lockout, when no games were aired, and higher costs this quarter because more hockey games than normal were aired due in part to the compressed NHL schedule caused by the upcoming winter Olympics. While the majority of Sportsnet’s revenue is subscriber-based and recognized relatively evenly throughout each year, regional programming costs and advertising revenue are recognized as games are aired. Approximately $56 million of Media’s year over year increase in operating expense this quarter resulted from the 2012 NHL lockout and timing of games aired in the fourth quarter of 2013.

Lower adjusted operating profit this quarter

Adjusted operating profit was down 35% this quarter compared to last year, reflecting the revenue and expense changes described above.

Excluding the approximately $36 million impact of the NHL player lockout in 2012 and the compressed NHL schedule during the current quarter in advance of the upcoming Olympics, adjusted operating profit would have been 22% higher compared to last year.

Other developments

The 12-year licencing agreement with the NHL to broadcast NHL games, beginning with the 2014-2015 season, represents the largest sports media rights deal ever announced in Canada. The agreement grants Rogers the exclusive national live and in-progress regular season and playoff game audio/visual distribution within Canada, and ownership of all commercial inventories for the television broadcasts. Rogers will also have the right to operate various NHL broadcast assets and will own all linear and digital highlights. Through this agreement, Rogers plans to provide Canadians with a unique experience that will feature expanded pre- and post-game coverage and other enhanced NHL content. We expect this agreement to drive Sportsnet subscriber growth and will provide highly sought after content in multiple languages across all of Rogers’ platforms.

Rogers Communications Inc.	14	Fourth Quarter 2013

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except percentages)	2013	2012	% Chg	2013	2012	% Chg

Additions to property, plant and equipment
Wireless	$ 243	$ 386	(37)	$ 865	$ 1,123	(23)
Cable	358	259	38	1,105	832	33
Business Solutions	41	16	156	107	61	75
Media	34	23	48	79	55	44
Corporate	27	23	17	84	71	18
Total additions to property, plant and equipment	$ 703	$ 707	(1)	$ 2,240	$ 2,142	5

Capital intensity [1]	21.7%	21.7%	-	17.6%	17.2%	0.4 pts

1 Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

Wireless additions were 37% lower this quarter compared to last year due to the timing of our continued deployment of the LTE network, which reached approximately 73% of Canada’s population at December 31, 2013. The lower capital expenditures were partially offset by higher site activity to improve the coverage and quality of the network.

Cable

Cable additions were 38% higher for the quarter compared to last year. The higher investments this quarter and for the year were to improve our video and internet platforms such as our 250Mbps internet service launched in the fourth quarter, and for customer premise equipment related to the roll out of Nextbox 2.0 and Nextbox 3.0 digital set top boxes and analog to digital subscriber migrations. This quarter we also invested in various network components to improve the reliability and quality of the network and to integrate the Mountain Cable network we acquired on May 1, 2013.

Business Solutions

Business Solutions additions were higher this quarter compared to last year because we spent more on expanding customer specific networks and capital investments made by Blackiron, Pivot Data Centres and Granite Networks, which we acquired this year.

Media

Media additions were higher this quarter compared to last year because we spent more on digital and broadcast facilities.

Rogers Communications Inc.	15	Fourth Quarter 2013

Consolidated Net Income Analysis

This section discusses our consolidated operating income, net income and other expenses that do not form part of the segment discussions above.

(In millions of dollars)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

Adjusted operating profit [1]	$1,167	$1,176	(1)	$ 4,993	$ 4,834	3
Stock-based compensation expense	(18)	(57)	(68)	(84)	(77)	9
Restructuring, acquisition and other expenses	(24)	(10)	140	(85)	(92)	(8)
Depreciation and amortization	(508)	(453)	12	(1,898)	(1,819)	4
Impairment of assets	-	(80)	n/m	-	(80)	n/m
Operating income [2]	617	576	7	2,926	2,766	6
Finance costs	(196)	(183)	7	(742)	(671)	11
Other income	14	241	(94)	81	250	(68)
Income tax expense	(115)	(112)	3	(596)	(620)	(4)
Net income from continuing operations	320	522	(39)	1,669	1,725	(3)
Loss from discontinued operations	-	-	n/m	-	(32)	n/m
Net income	$320	$522	(39)	$ 1,669	$ 1,693	(1)

[1]	Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.
[2]	As defined. See “Additional GAAP Measures”.

n/m: not meaningful.

Stock-based compensation expense

Our stock-based compensation expense for stock options (with stock appreciation rights), restricted share units and deferred share units is generally determined by:

—	vesting of stock options and share units
—	changes in the market price of RCI Class B shares
—

offset by the impact of the stock-based compensation derivative instruments that offset a portion of the price appreciation risk for our stock-based compensation program starting March 2013. See “Financial Risk Management” for information about Equity Derivatives.

(In millions of dollars)	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Impact of vesting and change in price	$ 41	$ 57	$ 76	$ 77
Equity derivatives, net of interest receipt	(23)	-	8	-
Total stock-based compensation expense	$ 18	$ 57	$ 84	$ 77

Stock-based compensation expense of $18 million this quarter was primarily the result of the vesting of share-based options and units as the impact of the $3.78 per share increase in the market price of RCI Class B shares on the TSX was largely offset by the impact of the Equity Derivatives of $23 million.

The stock-based compensation expense in the same period last year was due to the vesting of options and changes in the market price of RCI Class B shares and was not offset because the Equity Derivatives were not yet in place in that period.

Restructuring, acquisition and other expenses

Restructuring, acquisition and other expenses this quarter mainly comprised $22 million of severance costs associated with the restructuring of our employee base and $2 million related to other acquisition related costs.

Depreciation and amortization

(In millions of dollars)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	%Chg

Depreciation	$ 467	$ 419	11	$ 1,748	$ 1,678	4
Amortization	41	34	21	150	141	6
Total depreciation and amortization	$ 508	$ 453	12	$ 1,898	$ 1,819	4

Rogers Communications Inc.	16	Fourth Quarter 2013

Depreciation and amortization expense was higher this quarter compared to the same period last year mainly because of:

—	our significant investment and roll out of new customer premise equipment at Cable, mostly NextBox 2.0 and 3.0 set top boxes which are amortized over three years
—	the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities
—	new property, plant and equipment and intangible assets resulting from our recent acquisitions in Cable, Business Solutions and Media.

Operating income

Consolidated operating income was higher this quarter compared to the same period last year. In addition to the adjusted operating profit changes described above:

—	stock-based compensation expense was lower
—	there was an $80 million impairment charge recorded in 2012 and none this quarter
—	partially offset by higher depreciation and amortization, restructuring, acquisition and other expenses.

Finance costs

(In millions of dollars)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

Interest on long-term debt	$192	$177	8	$734	$691	6
Interest on pension liability	3	7	(57)	14	7	100
Foreign exchange loss (gain)	5	4	25	23	(9)	n/m
Change in fair value of derivative instruments	(1)	(4)	(75)	(16)	1	n/m
Capitalized interest	(7)	(4)	75	(25)	(28)	(11)
Other	4	3	33	12	9	33
Total finance costs	$196	$183	7	$742	$671	11

Interest on long-term debt this quarter was higher than the same period last year, which was the net effect of an increase in the amount of outstanding debt partially offset by a decrease in the weighted-average interest rate on our outstanding debt. Our weighted average cost of financing, including short-term borrowings, was 5.5% at December 31, 2013, compared to 6.1% at December 31, 2012.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related interest.

Other income

Other income was $14 million this quarter compared to $8 million for the same period last year (excluding the Inukshuk gain), mainly reflecting investment income and expenses from certain investments. In the fourth quarter of 2012, we acquired spectrum from Inukshuk, a 50% owned joint venture, and we realized a gain of $233 million related to our portion associated with the spectrum licenses Inukshuk sold of the other non-related venturer.

Income tax expense and cash income taxes paid

(In millions of dollars, except tax rate)	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Statutory income tax rate	26.5%	26.4%	26.5%	26.4%

Income before income taxes	$ 435	$ 634	$ 2,265	$ 2,345

Computed income tax expense	115	167	600	619
Revaluation of deferred tax balances due to legislative changes	-	-	8	54
Non-taxable portion of capital gains	-	(61)	(9)	(61)
Recognition of previously unrecognized deferred tax assets	(14)	(22)	(14)	(22)
Impairment of goodwill and intangible assets	-	11	-	11
Non-deductible stock-based compensation	6	10	8	9
Other items	8	7	3	10
Income tax expense	$ 115	$ 112	$ 596	$ 620

Effective income tax rate	26.5%	17.7%	26.3%	26.4%

Cash income taxes paid	$ 170	$ 257	$ 496	$ 380

Rogers Communications Inc.	17	Fourth Quarter 2013

Our effective income tax rate for this quarter was 26.5% compared to 17.7% last year, mainly because of the realization of capital gains in 2012 on the Inukshuk transaction described above, which was only 50% taxable, and the recognition of some previously unrecognized deferred tax assets.

Cash income taxes paid were lower this quarter because of the timing of instalment payments. A significant portion of our total cash tax liability for 2012 was paid in the fourth quarter of the year, while amounts paid in 2013 were more evenly distributed over the year. For the full year, our cash tax payments have increased by $116 million over 2012.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2014 to 2016 taxation years will include these additional amounts. While the elimination of the partnership deferral affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information”.

Net income

(In millions of dollars, except per share amounts)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

Net income from continuing operations	$ 320	$ 522	(39)	$ 1,669	$ 1,725	(3)
Loss from discontinued operations	-	-	n/m	-	(32)	n/m
Net income	320	522	(39)	1,669	1,693	(1)

Basic earnings per share - continuing operations	$ 0.62	$ 1.01	(39)	$ 3.24	$ 3.32	(2)
Diluted earnings per share - continuing operations	0.62	1.01	(39)	3.22	3.30	(2)

Basic earnings per share	0.62	1.01	(39)	3.24	3.26	(1)
Diluted earnings per share	0.62	1.01	(39)	3.22	3.24	(1)
Adjusted net income The following table shows how we calculate adjusted net income from adjusted operating profit.
(In millions of dollars, except per share amounts)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

Adjusted operating profit [1]	$ 1,167	$ 1,176	(1)	$ 4,993	$ 4,834	3

Depreciation and amortization	(508)	(453)	12	(1,898)	(1,819)	4
Finance costs	(196)	(183)	7	(742)	(671)	11
Other income [2]	14	8	75	34	17	100
Income tax expense [3]	(120)	(100)	20	(618)	(580)	7
Adjusted net income[1]	$ 357	$ 448	(20)	$ 1,769	$ 1,781	(1)

Adjusted basic earnings per share [1]	$ 0.69	$ 0.87	(21)	$ 3.43	$ 3.43	-
Adjusted diluted earnings per share [1]	$ 0.69	$ 0.86	(20)	$ 3.42	$ 3.41	-

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

Other income excludes $47 million gain on the sale of TVtropolis investment for the year ended December 31, 2013. Other income also excludes $233 million gain on spectrum distribution for the three months and year ended December 31, 2012.

[3]

Income tax expense excludes $5 million recovery (2012 - $12 million expense) for the three months and $22 million recovery (2012 - $40 million expense) for the year ended 2013 related to adjusted items.

The income tax expense included in the adjusted net income for the fourth quarter of 2012 includes benefits of $22 million for unrecognized deferred tax assets and $30 million for non-taxable capital gains. If we exclude these items the income tax would be more comparable year over year. If we adjust for these items the adjusted net income would have only decreased 10%. This decrease is mainly resulting from the 1% decline of adjusted operating profit and the 12% and 7% increase in depreciation and amortization and finance costs, respectively.

Rogers Communications Inc.	18	Fourth Quarter 2013

The following table shows the reconciliation of net income from continuing operations to adjusted net income.

(In millions of dollars, except per share amounts)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

Net income from continuing operations	$ 320	$ 522	(39)	$ 1,669	$ 1,725	(3)
Stock-based compensation expense	18	57	(68)	84	77	9
Restructuring, acquisition and other expenses	24	10	140	85	92	(8)
Gain on sale of TVtropolis	-	-	-	(47)	-	n/m
Gain on spectrum distribution	-	(233)	n/m	-	(233)	n/m
Impairment of assets	-	80	n/m	-	80	n/m
Income tax impact of above items	(5)	12	n/m	(30)	(14)	114
Income tax adjustment, legislative tax change	-	-	n/m	8	54	(85)
Adjusted net income [1]	$ 357	$ 448	(20)	$ 1,769	$ 1,781	(1)

Adjusted basic earnings per share [1]	$ 0.69	$ 0.87	(21)	$ 3.43	$ 3.43	-
Adjusted diluted earnings per share [1]	0.69	0.86	(20)	3.42	3.41	-

[1]

Adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	19	Fourth Quarter 2013

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

(In millions of dollars)	Three months ended December 31			Twelve months ended December 31
	2013	2012	% Chg	2013	2012	% Chg

CASH FROM OPERATIONS
Net income for the period	$ 320	$ 522	(39)	$ 1,669	$ 1,693	(1)
Depreciation and amortization	508	453	12	1,898	1,819	4
Impairment of assets	-	80	n/m	-	80	n/m
Finance costs	196	183	7	742	671	11
Income tax expense	115	112	3	596	610(2)
Gain on sale of TVtropolis	-	-	n/m	(47)	-	n/m
Gain on spectrum distribution	-	(233)	n/m	-	(233)	n/m
Other	21	41	(49)	90	89	1
Cash provided by operations before changes in non-cash operating items	1,160	1,158	-	4,948	4,729	5
Change in non-cash operating working capital items	167	(108)	n/m	238	(248)	n/m
	1,327	1,050	26	5,186	4,481	16
Income taxes paid	(170)	(257)	(34)	(496)	(380)	31
Interest paid	(85)	(125)	(32)	(700)	(680)	3

Cash provided by operating activities	1,072	668	60	3,990	3,421	17

CASH USED IN INVESTING
Additions to property, plant and equipment	(703)	(707)	(1)	(2,240)	(2,142)	5
Change in non-cash working capital items related to property, plant and equipment	41	185	(78)	(114)	136	n/m
Acquisitions and strategic initiatives	(233)	(167)	40	(1,080)	(707)	53
Other	(25)	(21)	19	(39)	(121)	(68)

Cash used in investing activities	(920)	(710)	30	(3,473)	(2,834)	23

CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	1,528	-	n/m	2,543	2,076	22
Repayment of long-term debt and net settlement of derivatives on termination	-	-	n/m	(725)	(1,240)	(42)
Proceeds on short-term borrowings	-	-	n/m	650	-	n/m
Dividends paid and repurchase/issuance of Class B Non-Voting shares	(223)	(204)	9	(897)	(1,153)	(22)

Cash provided by (used in) financing activities	1,305	(204)	n/m	1,571	(317)	n/m

Increase (decrease) in cash and cash equivalents	$ 1,457	$ (246)	n/m	$ 2,088	$ 270	n/m

Cash and cash equivalents, end of period	$ 2,301	$ 213	n/m	$ 2,301	$ 213	n/m

Operating activities

Cash provided by operating activities was 60% higher this quarter compared to same period last year. The changes were the net effect of:

—	net funding provided by non-cash working capital compared to a net investment in working capital in 2012.
—	lower cash income tax payments due to timing. See “Consolidated Net Income Analysis” – “Income tax expense and cash income taxes paid”.
—	lower interest payments on long-term debt because of changes in our debt outstanding and when the corresponding interest is due.

Investing activities

Property, plant and equipment

We spent $703 million this quarter on property, plant and equipment additions before changes in non-cash working capital items consistent with the same period of 2012. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

We spent $233 million this quarter mainly to acquire Pivot Data Centres. In the same quarter last year, we paid $167 million in advances relating to our acquisition of theScore.

Financing activities

Debt issuances

On October 2, 2013, we issued US$1.5 billion of senior notes for total net proceeds of approximately Cdn$1,528 million (US$1,481 million) net of related derivatives settled. The notes issued consisted of the following:

—	US$850 million of 4.1% Senior Notes due in 2023 (the October 2023 Notes)
—	US$650 million of 5.45% Senior Notes due in 2043 (the October 2043 Notes).

Rogers Communications Inc.	20	Fourth Quarter 2013

The October 2023 Notes and October 2043 Notes are guaranteed by Rogers Communications Partnership and rank equally with all of our other senior notes and debentures, bank credit and letter of credit facilities. See “Financial Risk Management” for our related hedging transactions.

Dividends

In February 2013, the Board approved a dividend increase to an annualized dividend rate of $1.74 per Class A Voting share and Class B Non-Voting share, to be paid in quarterly amounts of $0.435. In February 2012 the Board increased the annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting per share. This quarter we paid $224 million in dividends compared to $204 million in 2012.

In February 2014, the Board approved a further dividend increase of 5% effective immediately to an annualized dividend rate of $1.83 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.4575 per share. Dividends are only payable when declared by the Board.

The table below shows when dividends have been declared and paid on both classes of our shares:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224
August 15, 2013	September 13, 2013	October 2, 2013	$0.435	$224
October 23, 2013	December 13, 2013	January 2, 2014	$0.435	$224

Accounts receivable securitization program

At December 31, 2013, a total of $650 million was outstanding under the program, which is committed to fund up to maximum of $900 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

Normal Course Issuer Bid

In February 2014, we filed a notice with the TSX of our intention to renew our normal course issuer bid for our Class B Non-Voting shares for another year. Subject to acceptance by the TSX, this notice gives us the right to buy up to an aggregate $500 million or 35,780,234 million Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy under the normal course issuer bid, if any, and when we buy them, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

Bank credit facility and letter of credit facility

We have an aggregate $2.5 billion in bank and letter of credit facilities. Each of the facilities is unsecured and guaranteed by Rogers Communications Partnership and ranks equally with all of our senior notes and debentures. As at December 31, 2013, there were no advances outstanding under our $2.0 billion bank credit facility and a total of $0.5 billion of letters of credit outstanding under our letter of credit facilities.

Debt Tender Offer

On January 29, 2014, we announced that one of our wholly-owned subsidiaries commenced cash tender offers for any and all of our US $750 million 6.375% senior notes due 2014 and our US $350 million 5.500% senior notes due 2014. The tender offer consideration will be US$1,000 for each $1,000 principal amount of notes (plus accrued and unpaid interest to, but not including, the settlement date) and a consent payment equal to $US2.50 per US$1,000 principal amount of notes.

Rogers Communications Inc.	21	Fourth Quarter 2013

Shelf Prospectuses

Our two shelf prospectuses expired in January 2014. One shelf prospectus qualified the public offering of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualified the public offering of our debt securities in the United States and Ontario (US Shelf). We issued an aggregate of US$2.5 billion of debt securities under the US Shelf during 2013 and, in 2012, we issued an aggregate of $1.1 billion of debt securities under the Canadian Shelf. We intend to replace these expired shelf prospectuses with a new Canadian Shelf, qualifying up to $4 billion of debt securities, and a new US Shelf, qualifying up to US$4 billion of debt securities. We have no immediate intention to offer securities pursuant to either of these new shelf prospectuses. The notice set forth in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities

Pre-tax and after-tax free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg

Adjusted operating profit	$1,167	$1,176	(1)	$4,993	$4,834	3
Property, plant and equipment expenditures	(703)	(707)	(1)	(2,240)	(2,142)	5
Interest on long-term debt, net of capitalization	(185)	(173)	7	(709)	(663)	7
Pre-tax free cash flow [1]	279	296	(6)	2,044	2,029	1
Cash income taxes	(170)	(257)	(34)	(496)	(380)	31
After-tax free cash flow [1]	$109	$39	179	$1,548	$1,649	(6)

[1]

Pre-tax free cash flow is adjusted operating profit less property, plant and equipment expenditures and interest on long-term debt (net of capitalization); after-tax free cash flow is pre-tax free cash flow less cash income taxes. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Pre-tax cash flow was down 6% this quarter compared to the same period last year, mainly due to higher interest on our long-term debt resulting from an increase in the amount of debt outstanding partially offset by a decrease in the weighted average cost of our outstanding debt.

Financial Condition

We had approximately $4.5 billion of available liquidity at December 31, 2013, as compared to $3.1 billion available at December 31, 2012, that includes:

—	$2.3 billion in cash and cash equivalents
—	$2.0 billion bank credit facility, which is currently 100% available
—	$0.2 billion in funding available under the $0.9 billion accounts receivable securitization program.

Our weighted average cost of financing including short-term borrowings was 5.5% at December 31, 2013, compared to 6.1% at December 31, 2012. This lower average rate principally reflects the establishment of our securitization program and the debt issuances completed in March and October 2013 at favourable rates relative to other debt outstanding and to the debt that has been repaid.

As at December 31, 2013 the credit ratings on RCI’s outstanding senior notes and debentures were:

—	Standard and Poor’s Ratings Services - BBB+ with a stable outlook
—	Fitch Ratings - BBB+ with a stable outlook
—	Moody’s - Baa1 with a stable outlook.

Rogers Communications Inc.	22	Fourth Quarter 2013

Financial Risk Management

Debt Derivatives

We use cross currency interest exchange agreements to hedge the foreign exchange risk on the principal and interest obligations of our US dollar denominated long-term debt (Debt Derivatives).

Debt Derivatives issued to hedge new senior notes during the three months ended December 31, 2013

		US$		Hedging effect
Effective date	US$ Principal/ notional amount (millions)	Maturity date	Coupon rate	Fixed hedged Cdn.$ interest rate [1]	Cdn$ equivalent (millions)

October 2, 2013	US $850	2023	4.10%	4.59%	$877
October 2, 2013	US $650	2043	5.50%	5.61%	$671

Subtotal	US $1,500				$1,548

1 Converting from a fixed US coupon rate to a weighted average Cdn fixed rate.

At December 31, 2013, we had US$6.4 billion US dollar denominated senior notes and debentures, all of which had been hedged using Debt Derivatives.

Expenditure Derivatives

We use foreign currency forward contracts (Expenditure Derivatives) to hedge the foreign exchange risk on certain forecasted US dollar expenditures

At December 31, 2013, we had US$900 million of Expenditure Derivatives outstanding with terms to maturity ranging from January 2014 to December 2014 at an average rate of $1.0262/US$, all of which have been designated as hedges for accounting purposes.

Equity Derivatives

We use stock-based compensation derivatives (Equity Derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs.

As at December 31, 2013, we had Equity Derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs.

Mark-to-market value of derivatives

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, in accordance with IFRS.

	December 31, 2013

(In millions of dollars, except exchange rates)	US$ notional	Exchange rate	Cdn$ notional	Fair value

Debt Derivatives accounted for as cash flow hedges:
As assets	$4,250	1.0285	$4,371	$184
As liabilities	2,130	1.0769	2,294	(133)

Net mark-to-market asset Debt Derivatives				51

Equity Derivative not accounted for as hedges:
As liabilities				(13)

Expenditure Derivatives accounted for as cash flow hedges
As assets	900	1.0262	923	37

Net mark-to-market asset				$75

Rogers Communications Inc.	23	Fourth Quarter 2013

Adjusted net debt

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. Adjusted net debt includes long-term debt, net debt derivatives liabilities, short-term borrowings and cash and cash equivalents.

(In millions of dollars)	December 31, 2013	December 31, 2012

Long-term debt [1,2]	$13,436	$10,858
Net Debt Derivatives (assets) liabilities [2]	(51)	524
Short-term borrowings	650	-
Cash and cash equivalents	(2,301)	(213)

Adjusted net debt [3]	$11,734	$11,169

[1]	Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts.
[2]	Includes current and long-term portions.
[3]	Adjusted net debt is a non-GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Outstanding common shares

	December 31, 2013	December 31, 2012

Common shares [1]
Class A Voting	112,462,000	112,462,014
Class B Non-Voting	402,281,178	402,788,156

Total common shares	514,743,178	515,250,170

Options to purchase Class B Non-Voting shares
Outstanding options	6,368,403	8,734,028
Outstanding options exercisable	4,066,698	4,638,496

1 Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.

Wireless

—	A wireless subscriber is represented by each identifiable telephone number.
—

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

—	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Cable

—	Cable Television and Internet subscribers are represented by a dwelling unit, and cable Phone subscribers are represented by line counts.
—

When there is more than one unit in one dwelling, like an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered to be one subscriber.

—	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

Rogers Communications Inc.	24	Fourth Quarter 2013

Subscriber Churn

Subscriber churn is a measure of the number of subscribers that deactivated as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn tells us our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

Average Revenue per User

Average Revenue per User (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate it by dividing revenue (usually monthly) by the average number of subscribers in the period. For Wireless, ARPU is calculated using network revenue. When used in connection with a particular type of subscriber, ARPU is monthly revenue generated from those subscribers, divided by the average number of those subscribers during the month.

Capital Intensity

Capital intensity allows us to compare the level of our additions to property, plant and equipment to that of other companies within the same industry. We calculate it by dividing additions to property, plant and equipment by operating revenue. For Wireless, capital intensity is calculated using total network revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

Rogers Communications Inc.	25	Fourth Quarter 2013

Additional GAAP Measures

We include operating income as an additional GAAP measure in our consolidated statements of income because we believe it is representative of our normal course operating activities, provides relevant information that can be used to assess our consolidated performance, and is meaningful to investors. We calculate it by taking revenue and deducting operating expenses, including restructuring, acquisition and other expenses, and depreciation and amortization as shown in our consolidated statements of income.

Non-GAAP Measures

We use the following Non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. These measures are also used by investors, lending institutions and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have a standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit or loss and related margin	—	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.	Operating income add back depreciation, amortization, impairment of assets, stock-based compensation expense (recovery) and restructuring, acquisition and other expenses	Operating income
	—	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	—	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	—

To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

			Net income from continuing operations add back stock-based compensation	Net income Earnings per share
	—	Excluding these items does not imply they are non-recurring.	expense (recovery), restructuring, acquisition and other expenses, impairment of assets, gain on spectrum distribution, gain on sale of investment, income tax adjustments on these items including adjustments due to legislative change
Pre-tax and after-tax free cash flow	—	An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.	Adjusted operating profit minus spending on property, plant	Cash flows from operating activities
	—	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.	and equipment, interest on long-term debt net of interest capitalized
Adjusted net debt	—	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt plus	Long-term debt
	—	We believe this helps investors and analysts analyze our enterprise and equity value and assess various leverage ratios as performance measures.	current portion of long-term debt, net Debt Derivatives liabilities, deferred transaction costs, short-term borrowings minus cash and cash equivalents

Rogers Communications Inc.	26	Fourth Quarter 2013

Reconciliation of Adjusted Operating Profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2013	2012	2013	2012

Operating income	$617	$576	$2,926	$2,766
Add (deduct):
Depreciation and amortization	508	453	1,898	1,819
Impairment of assets	-	80	-	80
Stock-based compensation expense	18	57	84	77
Restructuring, acquisition and other expenses	24	10	85	92
Adjusted operating profit	$1,167	$1,176	$4,993	$4,834

Reconciliation of Adjusted Net Income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2013	2012	2013	2012

Net income from continuing operations	$320	$522	$1,669	$1,725
Add (deduct):
Stock-based compensation expense	18	57	84	77
Restructuring, acquisition and other expenses	24	10	85	92
Impairment of assets	-	80	-	80
Gain on sale of TVtropolis	-	-	(47)	-
Gain on spectrum distribution	-	(233)	-	(233)
Income tax impact of above items	(5)	12	(30)	(14)
Income tax adjustment, legislative tax change	-	-	8	54
Adjusted net income	$357	$448	$1,769	$1,781

Reconciliation of Pre-Tax and After-Tax Free Cash Flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2013	2012	2013	2012

Cash provided by operating activities	$1,072	$668	$3,990	$3,421
Add (deduct):
Property, plant and equipment expenditures	(703)	(707)	(2,240)	(2,142)
Interest on long-term debt expense, net of capitalization	(185)	(173)	(709)	(663)
Restructuring, acquisition and other expenses	24	10	85	92
Cash income taxes	170	257	496	380
Interest paid	85	125	700	680
Non-cash working capital items	(167)	108	(238)	248
Other adjustments	(17)	8	(40)	13
Pre-tax free cash flow	279	296	2,044	2,029
Cash income taxes	(170)	(257)	(496)	(380)
After-tax free cash flow	$109	$39	$1,548	$1,649

Reconciliation of Adjusted Net Debt

(In millions of dollars)	December 31, 2013	December 31, 2012

Long-term debt	$ 12,173	$ 10,441
Current portion of long-term debt	1,170	348

	13,343	10,789
Add (deduct):
Net Debt Derivatives (assets) liabilities	(51)	524
Deferred transaction costs	93	69
Short-term borrowings	650	-
Cash and cash equivalents	(2,301)	(213)

Adjusted net debt	$ 11,734	$ 11,169

Rogers Communications Inc.	27	Fourth Quarter 2013

How we Calculate Adjusted Earnings Per Share

(In millions of dollars, except per share amounts;	Three months ended December 31		Twelve months ended December 31
number of shares outstanding in millions)	2013	2012	2013	2012
Adjusted basic earnings per share:
Adjusted net income	$357	$448	$1,769	$1,781
Divided by: weighted average number of shares outstanding	515	515	515	519
Adjusted basic earnings per share	$0.69	$0.87	$3.43	$3.43

Adjusted diluted earnings per share:
Adjusted net income	$357	$448	$1,769	$1,781
Divided by: diluted weighted average number of shares outstanding	517	518	518	522
Adjusted diluted earnings per share	$0.69	$0.86	$3.42	$3.41

Basic earnings per share:
Net income from continuing operations	$320	$522	$1,669	$1,725
Net income	320	522	1,669	1,693
Divided by: weighted average number of shares outstanding	515	515	515	519
Basic earnings per share – continuing operations	$0.62	$1.01	$3.24	$3.32
Basic earnings per share	$0.62	$1.01	$3.24	$3.26

Diluted earnings per share:
Net income from continuing operations	$320	$522	$1,669	$1,725
Effect on net income of dilutive securities	-	-	-	-
Diluted net income from continuing operations	$320	$522	$1,669	$1,725

Net income	$320	$522	$1,669	$1,693
Effect on net income of dilutive securities	-	-	-	-
Diluted net income	$320	$522	$1,669	$1,693
Divided by: diluted weighted average number of shares outstanding	517	518	518	522
Diluted earnings per share – continuing operations	$0.62	$1.01	$3.22	$3.30
Diluted earnings per share	$0.62	$1.01	$3.22	$3.24

Rogers Communications Inc.	28	Fourth Quarter 2013

Other Information

Consolidated financial results – quarterly summary

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2012 Annual Report for a discussion of the seasonal aspects of our business.

The table below shows our consolidated results for the past eight quarters.

Adjusted operating profit, adjusted net income, adjusted net debt, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures. See “Non-GAAP Measures” for details.

	2013					2012
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$ 7,270	$1,851	$1,846	$1,813	$1,760	$ 7,280	$1,920	$1,889	$1,765	$1,706
Cable	3,475	871	873	870	861	3,358	852	838	843	825
Business Solutions	374	98	93	90	93	351	88	86	90	87
Media	1,704	453	440	470	341	1,620	434	392	440	354
Corporate items and intercompany eliminations	(117)	(30)	(28)	(31)	(28)	(123)	(33)	(29)	(32)	(29)
Total operating revenue	12,706	3,243	3,224	3,212	3,027	12,486	3,261	3,176	3,106	2,943

Adjusted operating profit (loss)
Wireless	3,157	696	875	821	765	3,063	687	843	796	737
Cable	1,718	433	425	431	429	1,605	421	403	403	378
Business Solutions	106	29	29	25	23	89	27	22	22	18
Media	161	49	55	64	(7)	190	75	50	79	(14)
Corporate items and intercompany eliminations	(149)	(40)	(43)	(35)	(31)	(113)	(34)	(30)	(24)	(25)
Adjusted operating profit [1]	4,993	1,167	1,341	1,306	1,179	4,834	1,176	1,288	1,276	1,094
Stock-based compensation (expense) recovery	(84)	(18)	(7)	(1)	(58)	(77)	(57)	(26)	12	(6)
Restructuring, acquisition and other expenses	(85)	(24)	(38)	(14)	(9)	(92)	(10)	(7)	(33)	(42)
Depreciation and amortization	(1,898)	(508)	(477)	(463)	(450)	(1,819)	(453)	(437)	(466)	(463)
Impairment of assets	-	-	-	-	-	(80)	(80)	-	-	-
Operating income [2]	2,926	617	819	828	662	2,766	576	818	789	583
Finance costs	(742)	(196)	(180)	(185)	(181)	(671)	(183)	(169)	(159)	(160)
Other income (expense)	81	14	(3)	60	10	250	241	(6)	7	8
Net income before income taxes	2,265	435	636	703	491	2,345	634	643	637	431
Income tax expense	(596)	(115)	(172)	(171)	(138)	(620)	(112)	(177)	(224)	(107)
Net income from continuing operations	$ 1,669	$320	$464	$532	$353	$ 1,725	$522	$466	$413	$324
Loss from discontinued operations	-	-	-	-	-	(32)	-	-	(13)	(19)
Net income	$ 1,669	$320	$464	$532	$353	$ 1,693	$522	$466	$400	$305

Earnings per share from continuing operations:

Basic	$ 3.24	$0.62	$0.90	$1.03	$0.69	$ 3.32	$1.01	$0.90	$0.79	$0.62
Diluted	$ 3.22	$0.62	$0.90	$0.93	$0.68	$ 3.30	$1.01	$0.90	$0.77	$0.61

Earnings per share:
Basic	$ 3.24	$0.62	$0.90	$1.03	$0.69	$ 3.26	$1.01	$0.90	$0.77	$0.58
Diluted	$ 3.22	$0.62	$0.90	$0.93	$0.68	$ 3.24	$1.01	$0.90	$0.75	$0.57

Net income	$ 1,669	$320	$464	$532	$353	$ 1,693	$522	$466	$400	$305
Loss from discontinued operations	-	-	-	-	-	32	-	-	13	19
Net income from continuing operations	$ 1,669	$320	$464	$532	$353	$ 1,725	$522	$466	$413	$324
Add (deduct):
Stock-based compensation expense (recovery)	84	18	7	1	58	77	57	26	(12)	6
Restructuring, acquisition and other expenses	85	24	38	14	9	92	10	7	33	42
Impairment of assets	-	-	-	-	-	80	80	-	-	-
Gain on sale of TVtropolis	(47)	-	-	(47)	-	-	-	-	-	-
Gain on spectrum distribution	-	-	-	-	-	(233)	(233)	-	-	-
Income tax impact of above items	(30)	(5)	(8)	(11)	(6)	(14)	12	(4)	(10)	(12)
Income tax adjustment, legislative tax change	8	-	-	8	-	54	-	-	54	-
Adjusted net income [1]	$ 1,769	$357	$501	$497	$414	$ 1,781	$448	$495	$478	$360

Adjusted earnings per share from continuing operations [1]:
Basic	$ 3.43	$0.69	$0.97	$0.97	$0.80	$ 3.43	$0.87	$0.96	$0.92	$0.69
Diluted	$ 3.42	$0.69	$0.97	$0.96	$0.80	$ 3.41	$0.86	$0.96	$0.91	$0.68

Additions to property, plant and equipment	$ 2,240	$703	$548	$525	$464	$ 2,142	$707	$528	$458	$449
Pre-tax free cash flow [1]	$ 2,044	$279	$620	$602	$543	$ 2,029	$296	$589	$656	$488
After-tax free cash flow [1]	$ 1,548	$109	$506	$505	$428	$ 1,649	$39	$561	$633	$416
Cash provided by operating activities	$ 3,990	$1,072	$1,052	$1,061	$805	$ 3,421	$668	$1,146	$1,079	$528

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP measures”.

Rogers Communications Inc.	29	Fourth Quarter 2013

Rogers Communications Inc.

Unaudited Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Operating revenue	$3,243	$3,261	$12,706	$12,486

Operating expenses:
Operating costs	2,094	2,142	7,797	7,729
Restructuring, acquisition and other expenses	24	10	85	92
Depreciation and amortization	508	453	1,898	1,819
Impairment of assets	–	80	–	80

Operating income	617	576	2,926	2,766

Finance costs	(196)	(183)	(742)	(671)
Other income	14	241	81	250

Income before income taxes	435	634	2,265	2,345

Income tax expense	(115)	(112)	(596)	(620)

Net income for the period from continuing operations	320	522	1,669	1,725
Loss from discontinued operations, net of tax	–	–	–	(32)

Net income	$320	$522	$1,669	$1,693

Earnings per share - basic:
Earnings per share from continuing operations	$0.62	$1.01	$3.24	$3.32
Loss per share from discontinued operations	–	–	–	(0.06)

Earnings per share - basic	$0.62	1.01	$3.24	$3.26

Earnings per share - diluted:
Earnings per share from continuing operations	$0.62	$1.01	$3.22	$3.30
Loss per share from discontinued operations	–	–	–	(0.06)

Earnings per share - diluted	$0.62	$1.01	$3.22	$3.24

Rogers Communications Inc.	30	Fourth Quarter 2013

Rogers Communications Inc.

Unaudited Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	December 31
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$2,301	$213
Accounts receivable	1,509	1,536
Other current assets	438	464
Current portion of derivative instruments	73	8

Total current assets	4,321	2,221

Property, plant and equipment	10,255	9,576
Goodwill	3,751	3,215
Intangible assets	3,211	2,951
Investments	1,487	1,484
Derivative instruments	148	42
Other long-term assets	397	98
Deferred tax assets	31	31

Total assets	$23,601	$19,618

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	$650	$–
Accounts payable and accrued liabilities	2,344	2,135
Income tax payable	22	24
Current portion of provisions	7	7
Current portion of long-term debt	1,170	348
Current portion of derivative instruments	63	144
Unearned revenue	350	344

Total current liabilities	4,606	3,002

Provisions	40	31
Long-term debt	12,173	10,441
Derivative instruments	83	417
Other long-term liabilities	328	458
Deferred tax liabilities	1,702	1,501

Total liabilities	18,932	15,850

Shareholders’ equity	4,669	3,768

Total liabilities and shareholders’ equity	$23,601	$19,618

Rogers Communications Inc.	31	Fourth Quarter 2013

Rogers Communications Inc.

Unaudited Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended December 31.		Twelve months ended December 31,
	2013	2012	2013	2012

Cash provided by (used in):

Operating activities:
Net income for the period	$320	$522	$1,669	$1,693
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	508	453	1,898	1,819
Impairment of assets	–	80	–	80
Gain on sale of TVtropolis	–	–	(47)	–
Program rights amortization	17	13	52	73
Finance costs	196	183	742	671
Income tax expense	115	112	596	610
Pension contributions, net of expense	(7)	(7)	(32)	(36)
Stock-based compensation expense	18	57	84	77
Gain on spectrum distribution	–	(233)	–	(233)
Other	(7)	(22)	(14)	(25)
	1,160	1,158	4,948	4,729
Change in non-cash operating working capital items	167	(108)	238	(248)
	1,327	1,050	5,186	4,481

Income taxes paid	(170)	(257)	(496)	(380)
Interest paid	(85)	(125)	(700)	(680)
Cash provided by operating activities	1,072	668	3,990	3,421

Investing activities:
Additions to property, plant and equipment	(703)	(707)	(2,240)	(2,142)
Change in non-cash working capital items related to property, plant and equipment	41	185	(114)	136
Acquisitions and other strategic transactions, net of cash acquired	(233)	–	(1,080)	–
Proceeds on sale of TVtropolis	–	–	59	–
Investments	–	(167)	–	(707)
Additions to program rights	(28)	(23)	(69)	(90)
Other	3	2	(29)	(31)
Cash provided by investing activities	(920)	(710)	(3,473)	(2,834)

Rogers Communications Inc.	32	Fourth Quarter 2013

Rogers Communications Inc.

Unaudited Consolidated Statements of Cash Flows (Continued)

(In millions of Canadian dollars)

	Three months ended December 31.		Twelve months ended December 31,
	2013	2012	2013	2012

Financing activities:
Issuance of long-term debt	1,548	–	2,578	2,090
Repayment of long-term debt	–	–	(356)	(1,240)
Payment on settlement of cross-currency interest rate exchange agreements and debt-related forward contracts	–	–	(1,029)	–
Proceeds on settlement of cross-currency interest rate exchange agreements and debt-related forward contracts	–	–	662	–
Transaction costs incurred	(20)	–	(37)	(14)
Proceeds received on short-term borrowings	–	–	650	–
Issuance (repurchase) of Class B Non-Voting shares	1	–	(21)	(350)
Dividends paid	(224)	(204)	(876)	(803)

Cash provided by financing activities	1,305	(204)	1,571	(317)

Change in cash and cash equivalents	1,457	(246)	2,088	270

Cash and cash equivalents, beginning of period	844	459	213	(57)

Cash and cash equivalents, end of period	$2,301	$213	$2,301	$213

The change in non-cash operating working capital items is as follows:
Accounts receivable	$(130)	$(101)	$58	$15
Other current assets	73	(51)	9	(131)
Accounts payable and accrued liabilities	209	10	180	(140)
Unearned revenue	15	34	(9)	8

	$167	$(108)	$238	$(248)

Rogers Communications Inc.	33	Fourth Quarter 2013

Supplementary Information

Investments

	December 31, 2013	December 31, 2012

Publicly traded companies	$809	$624
Private companies	103	231

Available-for-sale investments	912	855
Investments in joint arrangements and associates	575	629

	$1,487	$1,484

Long-term Debt

	Due	Principal		Interest	December 31,	December 31,
	date	amount		rate	2013	2012

Bank credit facility				Floating	$–	$–
Senior notes	2013	$US	350	6.25%	–	348
Senior notes	2014	US	750	6.375%	798	746
Senior notes	2014	US	350	5.50%	372	348
Senior notes	2015	US	550	7.50%	585	547
Senior notes	2015	US	280	6.75%	298	279
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2018	US	1,400	6.80%	1,489	1,393
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	532	–
Senior notes	2023	US	850	4.10%	904	–
Debentures	2032	US	200	8.75%	213	199
Senior notes	2038	US	350	7.50%	372	348
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	532	–
Senior notes	2043	US	650	5.45%	691	–

					13,436	10,858

Fair value decrement arising from purchase accounting					–	(1)
Deferred transaction costs and discounts					(93)	(68)
Less current portion					(1,170)	(348)

					$12,173	$10,441

Rogers Communications Inc.	34	Fourth Quarter 2013

Audited Full Year 2013 Financial Statements

In the next few weeks, we intend to file with securities regulators in Canada and the US our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2013 and our MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com/investors, sedar.com and sec.gov websites or upon request.

About Forward-Looking Information

This earnings release includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

—

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance and similar expressions, although not all forward-looking information and statements include them

—

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect

—	were approved by management on the date of this earnings release.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

—	revenue	—	the cost of acquiring subscribers and deployment of new services
—	adjusted operating profit
—	property, plant and equipment expenditures	—	continued cost reductions and efficiency improvements
—	cash income tax payments	—	the growth of new products and services
—	free cash flow	—	all other statements that are not historical facts.
—	dividend payments
—	expected growth in subscribers and the services they subscribe to

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under “2014 Full Year Consolidated Guidance” relating to our 2014 consolidated guidance on adjusted operating profit, property plant and equipment expenditures, and after-tax free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts and projections (including the aforementioned guidance) on the following factors, among others:

—	general economic and industry growth rates	—	technology deployment
—	currency exchange rates	—	availability of devices
—	product pricing levels and competitive intensity	—	timing of new product launches
—	subscriber growth	—	content and equipment costs
—	price, usage and churn rates	—	the integration of acquisitions
—	changes in government regulation	—	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control including but not limited to:

—	new interpretations and new accounting standards from accounting standards bodies	—	changing conditions in the entertainment, information and communications industries
—	economic conditions	—	regulatory changes
—	technological change	—	litigation and tax matters
—	the integration of acquisitions	—	the level of competitive intensity
—	unanticipated changes in content or equipment costs	—	the emergence of new opportunities.

Rogers Communications Inc.	35	Fourth Quarter 2013

These factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before you make an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review “Operating Environment”, “Risks and Uncertainties Affecting Our Businesses”, “Government Regulation and Regulatory Developments” in our 2012 Annual MD&A. Our 2012 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers upon request.

About Rogers Communications Inc.

Rogers Communications is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com

Quarterly Investment Community Teleconference

The fourth quarter 2013 results teleconference will be held on:

—	February 12, 2014
—	8:00 a.m. Eastern Time
—	webcast available at rogers.com/webcast.

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time Rogers management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov) or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced above is not part of this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	36	Fourth Quarter 2013